P.E. 1/16/02

SECURITIES AND EXCHANGE COMMISSION

02014866

Washington, D.C. 20549



# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002 - dated January 16, 2002

Commission file number 0-13391

**SAMEX Mining Corp.**

(Exact Name of Registrant, as Specified in its Charter

**#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3**

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X　　　Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____　　　No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

**S A M E X M I N I N G C O R P.**

**TOLL FREE**: 1-800-828-1488
**E-MAIL**: samex@direct.ca
**WEB SITE**: www.samex.com
**TRADING SYMBOLS:**
SXG - CDNX
SMXMF - NASD OTC:BB

**CORPORATE OFFICE**
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

# NEWS RELEASE - No. 1-02

**January 11, 2002**

## SHARES-FOR-DEBT SETTLEMENT COMPLETED

SAMEX Mining Corp. has settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share (originally announced in News Release No. 23-01 dated November 14, 2001). An $89,540.00 portion of the settlement involved debt owed to certain directors of SAMEX. The 1,408,900 shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

Jeffrey P. Dahl
President

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

January 14, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: Form 20 - Distribution of 1,408,900 Shares - Shares for Debt Settlement

Enclosed herewith for filing is a Form 20 concerning the issuance of 1,408,900 shares on January 4, 2002, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees and a copy of the Canadian Venture Exchange letter of approval dated December 19, 2001.

Yours truly,

SAMEX Mining Corp.

Larry McLean
Vice President - Operations

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form required under section 139 of the *Securities Rules* and , if applicable, by an order issued under section 76 of the *Securities Act*.

**FORM 20**

*Securities Act*

**REPORT OF EXEMPT DISTRIBUTION**

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(I), (14), (16)(I), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   1,408,900 common shares

4. Date of Distribution:

   January 4, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order of the blanket order number under which the distribution(s) of the security was made:

   Section 128(e) of the Rules

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Name & Address of Creditor | Number of Securities Issued for Debt | Deemed Price Per Share ($) | Total Purchase Price ($) | Section of Act/Rules and if applicable Date of Discretionary Order or Blanket Order Number |
|---|---|---|---|---|
| Vaughn W. Penner<br>Box 801<br>Grassy Lake, AB T0K 0Z0 | 40,000 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| Trent Collett<br>Box 725<br>High Prairie, AB T0G 1E0 | 473,500 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| Patricio Kyllmann<br>Casilla #474<br>La Paz, Bolivia | 95,400 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| Robert E. Kell<br>3255 Rodeo Road<br>Missoula, Montana 59803 | 100,000 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| Jeffrey P. Dahl<br>32233 Hillcrest Ave.<br>Abbotsford, BC V2T 1S7 | 500,000 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| Alesco Management Ltd.<br>500 - 999 West Hastings St.<br>Vancouver, BC V6C 2W2 | 200,000 | $0.10 | settlement of debt | Section 128(e) of the Rules |
| **TOTAL** | **1,408,900** | | | |

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. n/a

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia is respect of which this report is filed.

n/a

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

n/a

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   nil

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) The number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and;

        n/a

    (b) The total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

        n/a

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Abbotsford, BC this 14th day of January 2002.

SAMEX Mining Corp.
Name of Issuer *(please print)*

Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
*(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: January 16, 2002

By: Larry D. McLean
Vice President, Operations